

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2014

Via E-Mail
Mr. Tom Zapatinas
President and Chief Executive Officer
Preaxia Health Care Payment Systems, Inc.
#207, 1410 – 11th Avenue SW
Calgary, Alberta, Canada T3C OM8

Re: **Preaxia Health Care Payment Systems, Inc.**
        Form 10-K for Fiscal Year Ended May 31, 2012
        Filed August 29, 2013
        File No. 000-52365

Dear Mr. Zapatinas:

We note that your financial statements for the year ended May 31, 2012 were audited by Patrick Rodgers, CPA, PA. Effective March 6, 2014, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Patrick Rodgers, CPA, PA. You can find a copy of the order at http://pcaobus.org/Enforcement/Decisions/Documents/2014_Rodgers.pdf

As Patrick Rodgers, CPA, PA is no longer registered with the PCAOB; you may not include its audit reports or consents in your filings with the Commission. If Patrick Rodgers, CPA, PA audited a year that you are required to include in your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit that year.

Please file an Item 4.01 Form 8-K to include all of the information required by that Item. In providing the information that Item 304 of Regulation S-K requires, please also indicate that the PCAOB has revoked the registration of your prior auditor, Patrick Rodgers, CPA, PA. We believe the revocation of the accountant's PCAOB registration and the reasons thereto would likely be information necessary to make the required statements – whether the former accountant resigned, declined to stand for re-election or was dismissed – in light of the circumstances under which they are made not misleading.

If you are unable to obtain an Exhibit 16 letter from Patrick Rodgers, CPA, PA at the time you file your Form 8-K – or an amended Exhibit 16 letter for an amended Form 8-K – please disclose this fact in the Form 8-K.

Once you explain Patrick Rodgers, CPA, PA's registration revocation in an Item 4.01 Form 8-K, you do not need to repeat this disclosure in your next Form 10-K.

Your Form 8-K should be filed within four business days of receipt of this letter. Please advise us as to how you intend to address any re-audit requirements no later than March 20, 2014. If you have any questions, please contact Sondra Snyder, Staff Accountant at 202-551-3332, or in her absence, me at 202-551-3849.

Sincerely,

/s/ James Allegretto

James Allegretto
Senior Assistant Chief Accountant